UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ALSP Orchid Acquisition Corporation I

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G0231L 107

(CUSIP Number)

Thong Q. Le

ALSP Orchid Sponsor LLC

2815 Eastlake Avenue East, Suite 300

Seattle, WA 98102

Telephone: (206) 957-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0231L 107

1.	Name of Reporting Persons. ALSP Orchid Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,227,500 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,227,500 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,227,500 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 915,000 shares of Class A Ordinary Shares and 4,312,500 shares of Class B Ordinary Shares held directly by ALSP Orchid Sponsor LLC. Thong Q. Le and Ian A.W. Howes are the managers of ALSP Orchid Sponsor LLC and therefore share voting and investment power over the shares held by ALSP Orchid Sponsor LLC.

(2)

Based on 18,165,000 shares of Class A Ordinary Shares outstanding and 4,312,500 shares of Class B Ordinary Shares outstanding. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to certain adjustments.

CUSIP No. G0231L 107

1.	Name of Reporting Persons. Thong Q. Le
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,227,500 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,227,500 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,227,500 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 915,000 shares of Class A Ordinary Shares and 4,312,500 shares of Class B Ordinary Shares held directly by ALSP Orchid Sponsor LLC. Thong Q. Le and Ian A.W. Howes are the manager of ALSP Orchid Sponsor LLC and therefore share voting and investment power over the shares held by ALSP Orchid Sponsor LLC.

(2)

Based on 18,165,000 shares of Class A Ordinary Shares issued and outstanding and 4,312,500 shares of Class B Ordinary Shares issued and outstanding. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to certain adjustments.

CUSIP No. G0231L 107

1.	Name of Reporting Persons. Ian A.W. Howes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,227,500 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,227,500 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,227,500 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 915,000 shares of Class A Ordinary Shares and 4,312,500 shares of Class B Ordinary Shares held directly by ALSP Orchid Sponsor LLC. Thong Q. Le and Ian A.W. Howes are the manager of ALSP Orchid Sponsor LLC and therefore share voting and investment power over the shares held by ALSP Orchid Sponsor LLC.

(2)

Based on 18,165,000 shares of Class A Ordinary Shares outstanding and 4,312,500 shares of Class B Ordinary Shares outstanding. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, , subject to certain adjustments.

CUSIP No. G0231L 107

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Ordinary Shares (the “Class A Ordinary Shares”) and Class B Ordinary Shares (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”) of ALSP Orchid Acquisition Corporation I (the “Issuer”). The address of the Issuer’s principal executive office is 2815 Eastlake Avenue East, Suite 300, Seattle, WA 98102. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	The entity and persons filing this statement (collectively, the “Reporting Persons”) are:

ALSP Orchid Sponsor LLC (“Sponsor”)

Thong Q. Le (“Mr. Le”)

Ian A.W. Howes (“Mr. Howes” and together with Mr. Le, the “Managers”)

(b)	The address of the principal place of business for each of the Reporting Persons is:

c/o ALSP Orchid Sponsor LLC

2815 Eastlake Avenue East, Suite 300

Seattle, WA 98102

(c)

Sponsor’s principal business is to act as the Issuer’s sponsor. The principal business of the Managers is to manage Sponsor and a number of other biotechnology and venture capital companies. In addition, Mr. Le currently serves as the Chief Executive Officer, President and is a member of board of directors of the Issuer. Mr. Howes currently serves as the Chief Financial Officer and is a member of board of directors of the Issuer.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Entity:	Sponsor	-	Cayman Islands

Individuals:	Mr. Le	-	United States Citizen

	Mr. Howes	-	United States Citizen

Item 3.	Source and Amount of Funds or Other Consideration

Founder Shares

In connection with the organization of the Issuer, Sponsor purchased 4,312,500 shares of Class B Ordinary Shares, for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated September 22, 2021 between the Sponsor and the Issuer (the “Securities Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

As described in the Issuer’s registration statement on Form S-1 (File No. 333-260709), which was declared effective by the Securities and Exchange Commission on November 18, 2021 (the “Registration Statement”), under the heading “Description of Securities,” the Class B Ordinary Shares will automatically be converted into Class A Ordinary Shares at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to certain adjustments described therein and have no expiration date.

Private Placement Units

Between November 22, 2021 and November 23, 2021, and immediately prior to the closing of the Issuer’s initial public offering (the “IPO”), Sponsor collectively acquired 915,000 private placement units (“Private Placement Units”) at $10.00 per Private Placement Unit, for an aggregate purchase price of $9,150,000 pursuant to a Private Placement Units Purchase Agreement dated November 22, 2021, between the Sponsor and the Issuer (the “Private Placement Units Purchase Agreement”). The Private Placement Units are identical to the units sold in the IPO except that (a) Private Placement Units may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of the Issuer’s initial business combination, (b) the Sponsor will be entitled to registration rights, and (c) the private placement warrants (the “Private Warrants”) are not transferable, assignable or salable until 30 days after the completion of the Issuer’s initial business combination (except, among other limited exceptions as described in the Registration Statement under the heading “Principal Shareholders—Transfers of Founder Shares and Private Placement Units,” to the Issuer’s officers and directors and other persons or entities affiliated with the initial purchasers of the Private Placement Units). If the Issuer does not complete its initial business combination within 15 months from the closing of the IPO (or during any extension period thereof), the Private Placement Units (and the underlying securities) will expire worthless.

The working capital of Sponsor was the source of the funds for the purchase of the Ordinary Shares and the Private Warrants. No part of the purchase price of the Ordinary Shares or Private Warrants was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Ordinary Shares.

Item 4.	Purpose of Transaction

Sponsor acquired the Ordinary Shares and Private Warrants for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Sponsor and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above or as described in Item 6 below, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Both Mr. Le and Mr. Howes are executive officers and members of the board of directors of the Issuer. As executive officers and directors of the Issuer, Mr. Le and Mr. Howes may have influence over the corporate activities of the Issuer, including activities that may relate to the events described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	Sponsor is the record owners of the Ordinary Shares. As Managers of Sponsor, each of the Managers may be deemed to beneficially own the Ordinary Shares.

The percentage of outstanding shares of Class A Ordinary Shares of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 18,165,000 shares of Class A Ordinary Shares issued and outstanding and 4,312,500 shares of Class B Ordinary Shares issued and outstanding. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to certain adjustments.

(b)	Set forth below is information regarding the number of shares as to which each Reporting Person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 3 and 6 incorporated herein by reference.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, 4,312,000 shares of Class B Ordinary Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Securities Subscription Agreement.

The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

On November 23, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor and the Issuer’s directors and officers. Pursuant to the Letter Agreement, the Sponsor and the Issuer’s directors and officers have each agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.

Pursuant to the Letter Agreement, the Sponsor has agreed not to transfer any Founder Shares (or shares of Common Stock issuable upon conversion thereof) until the earliest of (A) one year after the completion of the Issuer’s initial business combination and (B) the date following the completion of an initial business combination on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the public shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. Notwithstanding the foregoing, if, subsequent to a business combination, the closing price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, the Founder Shares shall be released from such restrictions.

The Letter Agreement provides exceptions pursuant to which the Sponsor can transfer such shares to certain permitted transferees as further described in the Letter Agreement. Under the Letter Agreement, neither the Private Warrants nor the shares underlying such warrants may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

Under the Letter Agreement, the Sponsor agreed to waive, with respect to any shares of the Common Stock held by it, any redemption rights it may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a shareholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Common Stock.

The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.20 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Private Placement Units Purchase Agreement

Between November 22, 2021 and November 23, 2021, Sponsor acquired 915,000 Private Placement Units at a purchase price of $10.00 per Private Placement Unit, pursuant to a Private Placement Units Purchase Agreement. The Private Warrants and the shares of Class A Ordinary Shares issuable upon exercise thereof are subject to a lock up provision, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter. In addition, the Private Warrants may not be exercised by the Sponsor until the later of one year from the closing of the IPO or 30 days after the completion of the Issuer’s initial business combination.

The summary of such Private Placement Units Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration Rights Agreement

On November 23, 2021, in connection with the Issuer’s IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the holders have the right to include their securities in other registration statements filed by the Issuer.

The summary of such registration and registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.A	-	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.B	-	Power of Attorney regarding Section 13 filings.

Exhibit 99.C	-	Securities Subscription Agreement, dated September 22, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on November 3, 2021).

Exhibit 99.D	-	Letter Agreement, dated November 23, 2021, among the Issuer, its officers and directors and Sponsor (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on November 3, 2021).

Exhibit 99.E	-	Private Placement Units Purchase Agreement, dated November 22, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on November 3, 2021).

Exhibit 99.F	-	Registration Rights Agreement, dated November 23, 2021, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on November 3, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2022	ALSP ORCHID SPONSOR LLC

	By:	/s/ Thong Q. Le
Thong Q. Le, Manager

Date: March 18, 2022	By:	/s/ Thong Q. Le
Thong Q. Le

Date: March 18, 2022	By:	*
Ian A.W. Howes

Date: March 18, 2022	*By:	/s/ Thong Q. Le
Thong Q Le, as Attorney-in-Fact

This Schedule 13D was executed by Thong Q. Le on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which is included herewith as Exhibit 99.B.